UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. )

                          United Industrial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                          Common Stock, Par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910671106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 26, 2007

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 910671106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            430,783
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                80,000
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      430,783
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            80,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      510,783
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 910671106
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                80,000
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            80,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.78%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $1.00 per share (the "Shares"), of United Industrial Corporation (the "Issuer"). The Issuer has its principal executive offices at 124 Industry Lane, Hund Valley, MD 21030.

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    Purpose of Transaction

        All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and DBSI and were acquired or disposed of as part of their proprietary trading activities or in order to hedge its exposure to certain derivative contracts entered into with its clients.

        On October 26, 2007 the total number of Shares that may have been deemed beneficially owned by the Reporting Persons exceeded 5% of the total number of Shares outstanding. The Reporting Persons qualify as institutions that may file securities ownership reports required by the Securities Exchange Act on
Schedule 13G. The Issuer entered into an Agreement and Plan of Merger, dated as of October 8, 2007, by and between the Issuer and Textron Inc. Deutsche Bank acquired Shares held in an arbitrage account subsequent to the announcement of the merger. As a result, under interpretations of the Staff of the Securities and Exchange Commission, Deutsche Bank may be deemed to have purchased the Shares with the purpose of, or with the effect of, changing or influencing control of the Issuer, in connection with the proposed merger and the Reporting Persons are therefore filing this report on Schedule 13D.

        Subsequent to October 26, 2007, the Reporting Persons made sales such that the percentage of shares that may be deemed beneficially owned by the Reporting Persons is below 5% as of November 2, 2007 (See Item 5(e) below).

        The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ending June 29, 2007, the number of Shares outstanding was 9,956,435. As of October 26, 2007, the reporting Person may have been deemed the beneficial owner of 515,283 Shares (approximately 5.03% of the total number of Shares outstanding).

Deutsche Bank AG,London Branch                                          429.543
Deutsche Bank AG,London Branch (arbitrage)                                1,240
Deutsche Bank Securities Inc.                                            80,000

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein.

(d)     Not applicable.

(e) On November 1, 2007 Deutsche Bank AG reduced the total number of Shares for which it may be deemed the beneficial owner to 510,783 Shares, or approximately 4.98% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

        Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated November 5, 2007 between Deutsche Bank AG and Deutsche Bank Securities Inc.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of November 5, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Management Board and
                             the Group Executive Committee,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Hugo Banziger            Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Winchester House
                             1 Great Winchester Street
                             United Kingdom

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Mr. Anthony Di Iorio         Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  United States
--------------------------------------------------------------------------------
Mr. Hermann-Josef Lamberti   Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                       Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT              PRICE
--------------------------------------------------------------------------------
08/24/07            B                   900                 68.09
--------------------------------------------------------------------------------
08/27/07            S                   38                  67.91
--------------------------------------------------------------------------------
08/27/07            B                   2600                67.60
--------------------------------------------------------------------------------
08/28/07            B                   100                 66.88
--------------------------------------------------------------------------------
08/28/07            S                   200                 66.86
--------------------------------------------------------------------------------
08/28/07            B                   1                   67.00
--------------------------------------------------------------------------------
08/28/07            B                   1600                67.33
--------------------------------------------------------------------------------
08/29/07            B                   500                 68.34
--------------------------------------------------------------------------------
08/29/07            S                   100                 67.79
--------------------------------------------------------------------------------
08/30/07            B                   300                 68.79
--------------------------------------------------------------------------------
08/30/07            B                   1100                68.46
--------------------------------------------------------------------------------
08/30/07            S                   300                 68.18
--------------------------------------------------------------------------------
08/31/07            B                   1100                68.58
--------------------------------------------------------------------------------
09/05/07            S                   700                 69.91
--------------------------------------------------------------------------------
09/05/07            S                   1100                68.58
--------------------------------------------------------------------------------
09/05/07            B                   1100                68.58
--------------------------------------------------------------------------------
09/05/07            S                   800                 69.44
--------------------------------------------------------------------------------
09/06/07            S                   3100                69.07
--------------------------------------------------------------------------------
09/07/07            S                   100                 68.33
--------------------------------------------------------------------------------
09/07/07            S                   600                 68.72
--------------------------------------------------------------------------------
09/11/07            S                   1800                68.76
--------------------------------------------------------------------------------
09/12/07            B                   100                 69.66
--------------------------------------------------------------------------------
09/12/07            S                   1000                69.46
--------------------------------------------------------------------------------
09/13/07            B                   493                 70.42
--------------------------------------------------------------------------------
09/13/07            S                   3800                70.23
--------------------------------------------------------------------------------
09/14/07            S                   2800                69.84
--------------------------------------------------------------------------------
09/17/07            S                   6500                69.66
--------------------------------------------------------------------------------
09/18/07            S                   4800                68.78
--------------------------------------------------------------------------------
09/19/07            B                   97                  69.09
--------------------------------------------------------------------------------
09/19/07            B                   1                   69.26
--------------------------------------------------------------------------------
09/19/07            B                   200                 70.60
--------------------------------------------------------------------------------
09/19/07            S                   1500                69.48
--------------------------------------------------------------------------------
09/20/07            S                   2200                69.11
--------------------------------------------------------------------------------
09/21/07            B                   200                 69.72
--------------------------------------------------------------------------------
09/21/07            S                   700                 69.91
--------------------------------------------------------------------------------
09/24/07            S                   3600                70.61
--------------------------------------------------------------------------------
09/25/07            B                   2300                71.63
--------------------------------------------------------------------------------
09/25/07            B                   1100                71.41
--------------------------------------------------------------------------------
09/25/07            S                   300                 73.09
--------------------------------------------------------------------------------
09/26/07            B                   500                 74.55
--------------------------------------------------------------------------------
09/26/07            B                   1100                74.01
--------------------------------------------------------------------------------
09/26/07            S                   7600                73.77
--------------------------------------------------------------------------------
09/27/07            S                   10                  75.02
--------------------------------------------------------------------------------
09/27/07            S                   2900                75.38
--------------------------------------------------------------------------------
09/28/07            B                   300                 75.16
--------------------------------------------------------------------------------
09/28/07            S                   100                 75.11
--------------------------------------------------------------------------------
09/28/07            S                   3500                75.57
--------------------------------------------------------------------------------
10/01/07            S                   100                 76.50
--------------------------------------------------------------------------------
10/01/07            S                   1000                76.37
--------------------------------------------------------------------------------
10/02/07            S                   1100                75.13
--------------------------------------------------------------------------------
10/02/07            B                   100                 74.47
--------------------------------------------------------------------------------
10/02/07            S                   1400                75.11
--------------------------------------------------------------------------------
10/03/07            S                   1277                73.99
--------------------------------------------------------------------------------
10/03/07            S                   3800                74.00
--------------------------------------------------------------------------------
10/04/07            B                   977                 75.82
--------------------------------------------------------------------------------
10/04/07            S                   400                 75.22
--------------------------------------------------------------------------------
10/04/07            B                   600                 75.71
--------------------------------------------------------------------------------
10/04/07            S                   700                 75.54
--------------------------------------------------------------------------------
10/05/07            B                   100                 73.63
--------------------------------------------------------------------------------
10/05/07            S                   1300                75.74
--------------------------------------------------------------------------------
10/08/07            B                   5000                80.00
--------------------------------------------------------------------------------
10/08/07            B                   600                 80.42
--------------------------------------------------------------------------------
10/08/07            B                   12900               80.42
--------------------------------------------------------------------------------
10/09/07            B                   600                 80.35
--------------------------------------------------------------------------------
10/09/07            B                   13900               80.39
--------------------------------------------------------------------------------
10/10/07            S                   100                 80.41
--------------------------------------------------------------------------------
10/10/07            B                   5600                80.42
--------------------------------------------------------------------------------
10/10/07            S                   400                 80.38
--------------------------------------------------------------------------------
10/11/07            B                   10000               80.40
--------------------------------------------------------------------------------
10/11/07            S                   900                 80.41
--------------------------------------------------------------------------------
10/11/07            B                   4500                80.42
--------------------------------------------------------------------------------
10/11/07            S                   2300                80.39
--------------------------------------------------------------------------------
10/12/07            B                   100                 80.46
--------------------------------------------------------------------------------
10/12/07            S                   258                 80.76
--------------------------------------------------------------------------------
10/12/07            B                   3500                80.46
--------------------------------------------------------------------------------
10/12/07            S                   3500                80.41
--------------------------------------------------------------------------------
10/15/07            B                   15000               80.46
--------------------------------------------------------------------------------
10/15/07            B                   20000               80.47
--------------------------------------------------------------------------------
10/15/07            B                   458                 80.41
--------------------------------------------------------------------------------
10/15/07            B                   3500                80.50
--------------------------------------------------------------------------------
10/15/07            S                   2100                80.39
--------------------------------------------------------------------------------
10/16/07            B                   5200                80.48
--------------------------------------------------------------------------------
10/16/07            B                   500                 80.53
--------------------------------------------------------------------------------
10/16/07            S                   1100                80.53
--------------------------------------------------------------------------------
10/16/07            B                   1                   80.45
--------------------------------------------------------------------------------
10/16/07            B                   19100               80.55
--------------------------------------------------------------------------------
10/16/07            S                   500                 80.45
--------------------------------------------------------------------------------
10/17/07            B                   400                 80.60
--------------------------------------------------------------------------------
10/17/07            S                   200                 80.61
--------------------------------------------------------------------------------
10/17/07            B                   10300               80.58
--------------------------------------------------------------------------------
10/17/07            S                   2100                80.52
--------------------------------------------------------------------------------
10/18/07            S                   208                 80.52
--------------------------------------------------------------------------------
10/18/07            B                   9600                80.57
--------------------------------------------------------------------------------
10/18/07            S                   2300                80.51
--------------------------------------------------------------------------------
10/19/07            B                   6900                80.56
--------------------------------------------------------------------------------
10/19/07            S                   1700                80.53
--------------------------------------------------------------------------------
10/22/07            S                   1000                80.62
--------------------------------------------------------------------------------
10/22/07            B                   1100000             80.58
--------------------------------------------------------------------------------
10/22/07            B                   27900               80.66
--------------------------------------------------------------------------------
10/22/07            S                   600                 80.50
--------------------------------------------------------------------------------
10/23/07            B                   21500               80.67
--------------------------------------------------------------------------------
10/24/07            B                   19600               80.62
--------------------------------------------------------------------------------
10/25/07            S                   100                 80.60
--------------------------------------------------------------------------------
10/26/07            S                   1300                80.60
--------------------------------------------------------------------------------
10/26/07            B                   24800               80.61
--------------------------------------------------------------------------------
10/30/07            S                   300                 80.71
--------------------------------------------------------------------------------
10/30/07            S                   800                 80.70
--------------------------------------------------------------------------------
10/31/07            S                   2600                80.69
--------------------------------------------------------------------------------
11/01/07            S                   800                 80.70

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Florida Rock Industries Inc. and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of November 5, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director